Resolution of the Board of Directors of Western Goldfields, Inc.

May 1, 2007

RESOLVED that, pursuant to Section 30-1-1020 of the Idaho Business Corporations Act and Article VI of the By-Laws, Article II, Section 1, of the By-Laws is hereby amended and restated to read as follows:

Section 1. Annual Meeting of Shareholders: The annual meeting of the Shareholders for the election of Directors and for such other business as may be laid before such meeting shall be held in the registered office of the corporation, or at such other place within or without the State of Idaho as the Board of Directors may from time to time appoint, on a date and at a time designated by the Board of Directors. Any corporate business may be transacted at such meeting.